Exhibit 99.1

CALENDAR OF CORPORATE EVENTS

Information about the Company
Company Name	Perdigão S.A.

Head Office Address	Av. Escola Politécnica, 760 – 2nd Floor – Jaguaré – 05350-901 – São Paulo – SP – Brazil

Website	www. perdigao.com.br

Investor Relations Director	Name: Wang Wei Chang E-mail: acoes@perdigao.com.br Telephones: (5511) 37185312 / 5465 / 5301 / 5306 Fax: (5511) 37185297

Newspapers (and place) in which the company releases its corporate actions	Gazeta Mercantil – São Paulo Diário Oficial do Estado – São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the period ended on December 31, 2004

Event	Date
Release to Shareholders	Feb 22, 2005
Publication in the newspaper	Feb 22, 2005
Sending to BOVESPA	Feb 21, 2005

Standardized Financial Statements – DFP, related to the period ended on December 31, 2004

Event	Date
Sending to BOVESPA	Feb 21, 2005

Annual Information – IAN, related to the period ended on December 31, 2004

Event	Date
Sending to BOVESPA	May 28, 2005

Quarterly Information – ITR

Event	Date
Sending to BOVESPA	May 12, 2005
• Related to 1st quarter	Aug 09, 2005
• Related to 2nd quarter	Nov 11, 2005
• Related to 3rd quarter

Ordinary General Meeting

Event	Date
Publication of Call for Meeting	Apr 13, 2005
Sending of Call for Meeting to BOVESPA followed by management proposal, when available	Apr 13, 2005
Date of Ordinary General Meeting	Apr 29, 2005
Sending of the main decisions of the Ordinary General Meeting to BOVESPA	Apr 29, 2005
Sending of the minutes of Ordinary General Meeting to BOVESPA	May 09, 2005

Extraordinary General Meeting scheduled

Event	Date
Publication of Call for Meeting	—
Sending of Call for Meeting to BOVESPA followed by management proposal, when available	—
Date of Extraordinary General Meeting	—
Sending of the main decisions of the Extraordinary General Meeting to BOVESPA	—
Sending of the minutes of Extraordinary General Meeting to BOVESPA	—

Analyst Meeting

Event	Date
Date of Analyst Meeting, open to other interested parties	SP- May 17 2005

Board Meetings already scheduled

Event	Date
Date of Board Meeting (which subject be of market interest)	—
Sending of main deliberations of Board Meeting to BOVESPA	—
Sending of minutes of Board Meeting to BOVESPA	—